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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

Form C-AR: Annual Report

Gamify, Inc.

ELIGIBILITY

1. **The following are true for Gamify, Inc.:**
- Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.
- Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.
- Not an investment company registered or required to be registered under the Investment Company Act of 1940.
- Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding. (For more information about these disqualifications, see Question 30 of this Question and Answer format).
- Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).
- Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

- **Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?**

No.

DIRECTORS OF THE COMPANY

Alex Taylor, Psy.D. ABPP-CN

Alex is currently full-time at Boston Children's Hospital and has worked there for the past 9 years.

Dr. Alex Taylor is the brain injury specialist and a lead scientific advisor for mTBI related assessment at Gamify, Inc. He holds a director position at Boston Children's Hospital and is a faculty member of Harvard Medical School. Dr. Taylor's research focuses on the diagnosis and management of acquired head injury, with a special focus on concussion. Dr Taylor received a Psy. D, Clinical Neuropsychology from CSPP San Francisco in 2007. Dr. Taylor received his board certification in Clinical Neuropsychology in 2019.

Erik Boyer

Erik worked at Warner Brothers Games for the 9 years before starting Gamify in 2017.

Erik has over 20 years of experience in leading innovative tech teams in video game and online- services development. He previously worked for WB Games and was the producer on various IPs there. His focus in the last 5 years has been in on-boarding and retention of players in multiplayer role playing games and has developed a science based method for acquiring and keeping engaged players. His role in building Gamify, Inc. is dedicated to using that power for good. Erik has been a hired consultant on assessment design products due to his expertise in gamification as well as his background in test development and contributions to science.

Katrina Boyer, Ph.D ABPP-CN

Dr Katrina Boyer currently works full-time at Boston Children's Hospital and has worked there for over 15 years.

Dr. Boyer has two decades of expertise in neuropsychology assessment. Dr. Boyer holds an Assistant Professor of Psychiatry position at Harvard Medical School and a director level position at Boston Childrens Hospital in the epilepsy department. She is a board certified Clinical Neuropsychologist.

OFFICERS OF THE COMPANY

Erik Boyer

Securities: Class:	**1,000,000**
Voting Power:	**Common Stock 50.0%**

Katrina Boyer

Securities: Class:	**800,000**
Voting Power:	**Common Stock 40.0%**

To calculate total voting power, include all securities for which the person directly or indirectly has or shares the voting power, which includes the power to vote or to direct the voting of such securities. If the person has the
right to acquire voting power of such securities within 60 days, including through the exercise of any option, warrant or right, the conversion of a security, or other arrangement, or if securities are held by a member of the family, through corporations or partnerships, or otherwise in a manner that would allow a person to direct or control the voting of the securities (or share in such direction or control — as, for example, a co-trustee) they should be included as being "beneficially owned." You should include an explanation of these circumstances in a footnote to the "Number of and Class of Securities Now Held." To calculate outstanding

voting equity securities, assume all outstanding options are exercised and all outstanding convertible securities converted.

BUSINESS AND ANTICIPATED BUSINESS PLAN

- **Describe in detail the business of the issuer and the anticipated business plan of the issuer.**

Gamify, Inc. has developed a modern approach to cognitive assessment. Our products are highly engaging, affordable and world-accessible mobile role-playing games that address the inadequacies of today's methods.

We recognize the value in our unique approach that allows for repeated testing in a rewarding mobile game. We also know the importance of remotely tracking progress for real-time communication with a physician.

Gamify, Inc. is solving an unmet need in brain function testing. With the prevalence of concussion in youth sports and recreation, our first focus is concussion recovery.

Our products blend brain science with game design. We offer the first upgrade in brain function testing in nearly half a century using a modern, affordable and globally accessible apps that feels like games.

Based on recent survey data and revenue model assumptions, we have a projected monthly revenue model based on B2B and B2C reach. Gamify will establish itself as a value differentiator amongst the concussion recovery tool industry by targeting B2C and B2B customers.

Our target market is athletes, parents of athletes, physicians, and various national and international athletic leagues that have clearly stated their interest and commitment in sports safety. This includes injury/recovery monitoring and using improved methods for their team members.

We anticipate capture of additional customers who have an interest in their brain health and/or enjoy gaming, as our products are globally accessible and affordable.

RISK FACTORS

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

- **Discuss the material factors that make an investment in the issuer speculative or risky:**

  1. Because we operate in an industry that is between two industries (healthcare and video games) and this new area is rapidly developing, it is crucial to our future success that we keep pace with the growth. With that we may need to adapt to unforeseen regulation laws or restrictions, we will also be pursuing opportunities to enter into joint venture arrangements with other organizations or to acquire additional businesses or assets. Any such events will require substantial management time and resources, which may distract from our core operations to their detriment.

  2. To complete the mandatory scientific validation of the product, the Company must hire additional skilled personnel to further the Company's research and development efforts. If the Company does not succeed in hiring qualified personnel, or retain and motivate the Company's current personnel, the Company's business could be harmed.

  3. Unanticipated expenses, problems, and technical difficulties may occur and they may result in material delays in the operation of our business, in particular with respect to our services and products. We may not successfully address these risks and uncertainties or successfully implement our operating strategies. If we fail to do so, it could materially harm our business to the point of having to further delay operations and seek a second round of scientific and clinical validation, and could impair the value of our capital stock to the point investors may lose their entire investment.

  4. We may, at a later date, face new and not yet created FDA regulations regarding the use of our application for medical purposes. This could impact or delay our development and public release of the product; it could cause us to make significant changes to the business plan in order to comply with changes.

  5. The Company has no operating history in the industry of medical gaming or healthcare gaming. We are subject to all risks inherent in a developing business enterprise. Our likelihood of success must be considered in light of the problems, expenses, difficulties, complications, and delays frequently encountered in each of the territories we are venturing.

  6. Any valuation at this stage is difficult to assess. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. In addition, there may be additional classes of equity with rights that are superior to the class of equity being sold.

  7. The Company does not anticipate paying any cash dividends for the foreseeable future. The Company currently intends to retain future earnings, if any, for the foreseeable future, to repay indebtedness and to support its business. The Company does not intend in the foreseeable future to pay any dividends to holders of its shares of common stock.

8. Start-up investing is risky. Investing in startups is very risky, highly speculative, and should not be made by anyone who cannot afford to lose their entire investment. Unlike an investment in a mature business where there is a track record of revenue and income, the success of a startup or early-stage venture often relies on the development of a new product or service that may or may not find a market. Before investing, you should carefully consider the specific risks and disclosures related to both this offering type and the company.

OWNERSHIP AND CAPITAL STRUCTURE

Restrictions on Transfer of the Securities Being Offered

The securities being offered may not be transferred by any purchaser of such securities during the one year period be inning when the securities were issued, unless such securities are transferred:

- to the issuer;
- to an accredited investor;
- as part of an offering registered with the U.S. Securities and Exchange Commission; or
- to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a m em ber of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other

  similar circumstance.

  NOTE: The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.

  The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Description of Issuer's Securities

- What other securities or classes of securities of the issuer are outstanding ? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

Securities

Class of Security	Amount Authorized	Amount Outstanding	Voting Rights	Other Rights
Common Stock	10,000,000	2,027,272	Yes	n/a

Options, Warrants and Other Rights

Type	Description	Reserved Securities
Equity Incentive Plan Stock Options	Options are reserved for, but have not been issued.	177,779
Advisory Board Stock Options	Exercise price of $.005, vesting monthly, fully vested on 9/1/18	11,111
Advisory Board Stock Options	Science advisory Board options, Exercise price of $.01	33,332

- How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of securities?
- There are no additional outstanding securities, except for the stock options that we are reserving for possible future issuance of common stock, that would limit, dilute or qualify the rights of the securities being sold in this offering.

- Are there any differences not reflected above between the securities being offered and each other class of security of the issuer?
- No.

- How could the exercise of rights held by the principal shareholders identified in Question 5 above affect the purchasers of the securities being offered?

- There are two shareholders that hold more than 20% of the voting rights, if they both agree on any decisions they will have the majority vote and that decision will be made by them. If they are in disagreement, there is one other individual that can vote, giving that person the final say in the decision. Future allocation of newly issues common stock could change the outcome in the latter scenario, but only after those issued shares have vested and voting influence is established.

- How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.

- As a pre-funding startup , Gamify Inc is using the common regional method of valuation for healthcare startups.

- What are the risks to purchasers of the securities relating to minority ownership in the issuer?

- As minority owners, the crowdfunding investors are subject to the decisions made by the management team or the majority shareholders. There is a risk that the majority shareholders exercise their voting rights in a manner that is not favorable to the interest of individuals who are minority owners.

The issuance of additional securities will dilute the ownership of the crowdfunding investors. As a result, if we achieve profitable operations in the future, our net income per share will be reduced because of dilution, and the market price of our common stock, if there is a market price, could decline as a result of the additional issuances of securities.

If we repurchase securities, so that the above risk is mitigated, we may not have enough cash available for marketing expenses, growth, or operating expenses to reach our goals. If we do not have enough cash to operate and grow, we anticipate the market price of our common stock, if any, would decline.

A sale of our company or of all the assets of our company may result in an entire loss of your investment. We cannot predict the market value of our company or our assets, and the proceeds of a sale may not be cash, but instead, unmarketable securities, or an assumption of liabilities. It is unlikely that in the near term, a sale would result in a premium that is significant enough over book value to generate a return to our investors.

We may need to negotiate with a related party for additional capital. No assurance can be given that such funds will be available or, if available, will be on commercially reasonable terms satisfactory to us. We anticipate that if we have any transactions with related parties, that they will be on an arms- length basis.

24.   Describe the material terms of any indebtedness of the issuer:

Not applicable.

25.   What other exempt offerings has Gamify, Inc. conducted within the past three years?

None.

26.   Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12- month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:

1. any director or officer of the issuer;
2. any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;
3. if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or
4. any immediate family member of any of the foregoing persons.

No.

Financial Condition of the Issuer

27.   Does the issuer have an operating history?

Yes.

The company has no debtors and operates on a cash basis. The company has no revenue and no burdening operating costs. Expenses include temp employees, legal fees, travel and meal costs,and software, hardware, cloud services and development expenses. As the current operating expenses are minimal and can be put on hold as needed, there is a minimal risk of loss or liquidation to resolve debts. The risk of no cash flow will lead to stagnate development in 2019. However cashflow for the following year is not known to be at risk, based on the operating cost history and known changes to spending.

The company is not expected to earn revenue through the 2019 year. 2019 spending will include clinical overhead costs: paying for office space, paying test subjects and advertising to attract test subjects. Additional CPA and Legal fees will continue as well as general operating costs similar to prior years. This is not the expected trend for following years.

29.   Include the financial information specified below covering the two most recently completed fiscal years or the period(s) since inception, if shorter:

Taxes

Total Income	Taxable Income	Taxes Paid
$0	$0	$0

Gamify		
Balance Sheet	(UNAUDITED)	
As of December 31, 2017 and 2018		
Cash	330	16,854
Total Assets	**330**	**16,854**
Accounts Payable	4,646	2,894
Additional Paid In Capital	5,330	35,129
Retained Earnings	(9,646)	(21,169)
Total Liabilities and Equity	**330**	**16,854**
		0
Gamify		
Income Statement	(UNAUDITED)	
For the Year Ended December 31, 2017 and 2018		
Sales	0	0
Total Sales	**0**	**0**
Operating Expenses:		
Banking fee		18
Business accounting		1,750
Legal fees		
Marketing		1,500
Professional Fees	2,000	1,015
Travel and Meals	894	218
Stock Compensation	5,000	
Payroll	640	11,583

Payroll Stipend Reimbursement		(5,520)
Payroll service fee		133
Software/Eqiup	1,112	825
Total Operating Expenses	**9,646**	**11,523**
Net Income (Loss)	**(9,646)**	**(11,523)**

1. With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated in the same form as described in Question 6 of this Question and Answer format, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:
1. Has any such person been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:
    1. in connection with the purchase or sale of any security?
    2. involving the making of any false filing with the Commission?
    3. arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities?
2. Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:
    1. in connection with the purchase or sale of any security?;
    2. involving the making of any false filing with the Commission?
    3. arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities?
1. Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:
    1. at the time of the filing of this offering statement bars the person from:
        1. association with an entity regulated by such commission, authority, agency or officer?
        2. engaging in the business of securities, insurance or banking?
        3. engaging in savings association or credit union activities?
    2. constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement?
2. Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:
    1. suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal?
    2. places limitations on the activities, functions or operations of such person?
    3. bars such person from being associated with any entity or from participating in the offering of any penny stock?

    If Yes to any of the above, explain:

1. Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing

or causing a violation or future violation of:

1. any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder?
2. Section 5 of the Securities Act?

2. Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade?
3. Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued?
4. Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations?

Gamify, Inc. answers 'NO' to all of the above questions.

I Erik Boyer certify that:

(1) the financial statements of Gamify Inc. for the period of January 1 2018 to December 31 2018 included in this Form are true and complete in all material respects, and

(2) the tax return information of Gamify Inc. is recorded as zero dollars in this Form because the tax return for Gamify Inc. for the period January 1 2018 to December 31 2018 has been filed as an extension and is not due until October 15 of 2019.

Erik Boyer CEO

Gamify Inc.

April 18 2019